UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ION ACQUISITION CORP 3 LTD.
(Name of Issuer)

Class A Ordinary Shares, Par Value $0.0001 per Share
(Title of Class of Securities)

G4940J114**
(CUSIP Number)

December 31, 2021
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

**	Reflects the CUSIP number of the Issuer’s Class A ordinary shares, which the Class B ordinary shares will automatically convert into at the time of the Issuer’s initial business combination. See Item 2(e).

CUSIP No. G4940J114
1	NAMES OF REPORTING PERSONS ION Holdings 3, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 7,031,000 (1) (2)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 7,031,000 (1) (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,031,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.7%
12	TYPE OF REPORTING PERSON PN

(1)	ION Holdings 3, LP (“ION LP”) is the record holder of the securities. As the general partner of ION LP, ION Acquisition Corp GP Ltd. (“ION GP”) has voting and investment discretion with respect to the ordinary shares held by ION LP.

(2)	ION LP owns (i) 6,275,000 Class B Ordinary Shares, par value $0.0001 per share (“Class B Ordinary Shares”) of ION Acquisition Corp 3 Ltd. (the “Issuer”), which are convertible into shares of Class A Ordinary Shares, par value $0.0001 per share (“Class A Ordinary Shares”) of the Issuer, as described under the heading “Description of Shares—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-255072) (the “Registration Statement”) and (ii) 756,000 Class A Ordinary Shares.

CUSIP No. G4940J114
1	NAMES OF REPORTING PERSONS ION Acquisition Corp GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 7,031,000 (1) (2)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 7,031,000 (1) (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,031,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.7%
12	TYPE OF REPORTING PERSON PN

(1)	ION LP is the record holder of the securities. As the general partner of ION LP, ION GP has voting and investment discretion with respect to the ordinary shares held by ION LP.

(2)	ION LP owns (i) 6,275,000 Class B Ordinary Shares of the Issuer which are convertible into Class A Ordinary Shares of the Issuer, and (ii) 756,000 Class A Ordinary Shares.

Item 1.	(a)	Name of Issuer:

ION Acquisition Corp 3 Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

89 Medinat Hayehudim Street

Herzliya 4676672, Israel

Item 2.	(a)	Name of Person Filing:

This statement is filed by:

(i) ION LP, an exempted limited partnership under the laws of the Cayman Islands with respect to the ordinary shares directly owned by it; and

(ii) ION GP, a company incorporated in the State of Israel, as general partner of ION LP, with respect to the ordinary shares directly owned by ION LP.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b)	Address of Principal Business Office:

The address of principal business office of each of the Reporting Persons is:

89 Medinat Hayehudim Street

Herzliya 4676672, Israel

(c)	Citizenship:

ION LP is an exempted limited partnership registered under the laws of the Cayman Islands. ION GP is a company incorporated in the State of Israel.

(d)	Title of Class of Securities:

Class A Ordinary Shares.

(e)	CUSIP Number:

The CUSIP number for the Issuer’s Class A Ordinary Shares is G4940J114.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a); (b) Amount Beneficially Owned; Percent of Class:

As of December 31, 2021, each of the Reporting Persons may be deemed the beneficial owner of 7,031,000 Class B Ordinary Shares, representing 21.7% of the total Class A Ordinary Shares and Class B Ordinary Shares outstanding. The Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-255072). The percentage of Class B Ordinary Shares held by the Reporting Persons is based upon 26,056,000 Class A Ordinary Shares and 6,325,000 Class B Ordinary Shares that are outstanding as of December 31, 2021 based on information provided by the Issuer.

An investment committee comprised of three individuals makes voting and investment decisions regarding the securities indirectly owned by ION GP. As a result, ION GP may be deemed to have beneficial ownership of the shares held directly by ION LP. However, none of the ION GP investment committee’s members is deemed a beneficial owner of the shares held by ION LP under Section 13(d) of the Exchange Act due to the approval standard for committee action.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

-0-

(ii) Shared power to vote or to direct the vote

7,031,000 (See Item 4(b))

(iii) Sole power to dispose or to direct the disposition of

-0-

(iv) Shared power to dispose or to direct the disposition of

7,031,000 (See Item 4(b))

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit 1.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	G4940J114	SCHEDULE 13G	Page	7	of	8

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 2, 2022

ION HOLDINGS 3, LP

By its General Partner,
ION Acquisition Corp GP Ltd.

By:	/s/ Anthony Reich
Name:	Anthony Reich
Title:	Chief Financial Officer

ION Acquisition Corp GP Ltd.

By:	/s/ Anthony Reich
Name:	Anthony Reich, Attorney-in-Fact for ION Acquisition Corp GP Ltd.

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 2, 2022

ION HOLDINGS 3, LP By its General Partner, ION Acquisition Corp GP Ltd.

By:	/s/ Anthony Reich
Name:	Anthony Reich
Title:	Chief Financial Officer

ION Acquisition Corp GP Ltd.

By:	/s/ Anthony Reich
Name:	Anthony Reich, Attorney-in-Fact for ION Acquisition Corp GP Ltd.